EMPLOYMENT AGREEMENT

     This agreement, which becomes effective as of October 5,1998, is made by and between Venturi Technologies, Inc., a corporation duly organized and existing under the laws of the State of Nevada, with its principal place of business at 1327 North State Street, Orem, Utah, hereinafter referred to as employer, and David J. Bleyl, hereinafter referred to as employee.

                            RECITALS

The parties recite and declare:

     A. Employer is engaged in the business of carpet and upholstery cleaning.

     B. Employee has been engaged in and has had a great deal of experience in the same type of business.

     C. Employee is willing to be employed by employer, and employer is willing to employ employee, on the terms, covenants, and conditions set forth in this agreement.

     In light of the above recitals, and in consideration of the mutual promises and agreements set forth in this agreement, employer and employee agree as follows:

                          SECTION ONE
                           EMPLOYMENT

     A. Employer hereby employs, engages, and hires employee as a Restoration Job Coordinator(job title) and employee hereby accepts and agrees to such hiring, engagement, and employment, subject to the general supervision and pursuant to the orders, advice, and direction of employer.

     B. Employee shall perform such duties as are customarily performed by one holding a similar position in other businesses or enterprises similar to the one engaged in by employer, and shall render such other services and duties as may be assigned to him from time to time by employer.

                          SECTION TWO
                    BEST EFFORTS OF EMPLOYEE

     Employee agrees that he will faithfully, industriously, and to the best of his ability, experience, and talents, perform all duties that may be required of him pursuant to the terms of this agreement, to the reasonable satisfaction of employer. Such duties shall be rendered at 1327 N. State Street, Orem, Utah.


                         SECTION THREE
                       TERM OF EMPLOYMENT

The term of this agreement shall be three years, commencing October 5, 1998 and terminating on October 5, 2001. At the expiration date this agreement shall be renewed for one or more regular periods of one year, unless either party objects to the extension, in which case the parties shall then negotiate either new agreement or the terms for terminating the employment.

                          SECTION FOUR
                    COMPENSATION OF EMPLOYEE

     A. Employer shall pay employee, and employee shall accept from employer, in full payment for employee's services under this agreement, compensation at the rate of seven thousand six hundred seventy nine dollars ($7,679) per month, or such higher salary that the parties may mutually agree upon, to be paid in two equal installments on the fifth and twentieth days of each month while this agreement shall be in force. $3,679 of $7,679 to be paid to Disaster Plus.

     B. Employer shall also reimburse employee for all necessary expenses including travel costs, airline fare, hotel bills, meals, and other necessary and proper expenses incurred by employee while traveling pursuant to employer's directions.

                          SECTION FIVE
         TERMINATION DUE TO DISCONTINUANCE OF BUSINESS

     In spite of anything contained in this agreement to the contrary, in the event that employer shall discontinue operating its business then this agreement shall terminate as of the last day of the month in which employer ceases operations-with the same force and effect as if the last day of the month were originally set as the termination date of this agreement.

                          SECTION SIX
                        OTHER EMPLOYMENT

     Nothing contained in this agreement shall limit or prevent t right of the employee to invest any of his money in the capital stock or other securities of any corporation whose stock or securities are publicly owned or are regularly traded on any public exchange, nor shall anything contained in this agreement be deemed to prevent employee from investing or limit employee's right to invest his money in real estate.

                         SECTION SEVEN
            RECOMMENDATIONS FOR IMPROVING OPERATIONS

     Employee shall make available to employer all information of ch employee shall have any knowledge and shall make all suggestions and recommendations that will be of mutual benefit to employer and employee.

                         SECTION EIGHT
                         TRADE SECRETS

     Employee shall not at any time or in any manner, either directly or indirectly, divulge, disclose or communicate to any person, firm, corporation, or other entity in any manner whatsoever any information concerning any matters affecting or relating to the business of employer. That information includes, without limitation, any of employer's customers, the prices it obtains or has obtained from the sale of, or at which it sells or has sold, its products, or any other information concerning the business of employer, its manner of operation, its plans, processes, or other data without regard to whether all of the above-stated matters will be deemed confidential, material, or important. Employer and employee specifically and expressly stipulate that as between them, such matters are important, material and confidential and gravely affect the effective and successful conduct of the business of employer, and employer's good will. Any breach of the terms of this section shall be a material breach of this agreement.

                          SECTION NINE
         TRADE SECRETS AFTER TERMINATION OF EMPLOYMENT

     All of the terms of Section Eight of this agreement shall remain in full force and effect for one year after the termination of employee's employment.

                          SECTION TEN
                    ADDITIONAL COMPENSATION

     Employee shall be entitled to additional compensation by reason of any additional service that he may perform as a member of the managing committee of employer, or in the event that he shall at any time be elected an officer of director of employer.

                         SECTION ELEVEN
         EMPLOYEE'S INABILITY TO CONTRACT FOR EMPLOYER

     In spite of anything contained in this agreement to the contrary, employee shall not have the right to make any contracts or commitments for or on behalf of employer without first obtaining the consent of employer.

                         SECTION TWELVE
                 AGREEMENTS OUTSIDE OF CONTRACT

     Other than the attached sales agreement, which is an integral part of this employment contract, this agreement contains the complete agreement concerning the employment arrangement between the parties and shall, as of the effective date hereof, supersede all other agreements between the parties. The parties stipulate that neither of them has made any representation with respect to the subject matter of this agreement or any representations, including the execution and delivery of this agreement, except such representations as are specifically set forth in this agreement. Each of the parties acknowledges that he or it has relied on his or its own judgment in entering into this agreement. The parties further acknowledge that any payments or representations that may have been made by either of them to the other prior to the date of executing this agreement are of no effect and that neither of them has relied thereon in connection with his or its dealings with the other.

                        SECTION THIRTEEN
               VACATION, HOLIDAYS AND SICK LEAVE

     A. Employee shall be entitled to 15 days of paid vacation each year during the term of this agreement. The time for such vacation shall be determined by mutual agreement between employer and employee.

     B. Employee shall be entitled each year, at a minimum, to the following paid holidays: New Year's Day, Memorial Day, the Fourth of July, Labor Day, Thanksgiving Day, Christmas Day, and one floating holiday.

     C.   Employee shall accrue one day of sick leave per month.

                        SECTION FOURTEEN
                   MEDICAL AND OTHER BENEFITS


     A. Employer agrees to include employee in the coverage by the hospital, surgical, and medical benefit plan with __n/a_____
(provider's name) that was adopted by employer on ____n/a_______.

     B. Employee shall be entitled to and shall receive all other benefits and conditions of employment available generally to other employees of employer employed at the same level and responsibility of employee pursuant to employer plans and programs, including by way of illustration, but not by way of limitation, group health insurance benefits, life insurance benefits, profit sharing benefits, and pension and retirement benefits.

                        SECTION FIFTEEN
                   MODIFICATION OF AGREEMENT

     Any modification of this agreement or additional obligation assumed by either party in connection with this agreement shall be binding only if evidenced in writing signed by each party or an authorized representative of each party.

                        SECTION SIXTEEN
                        WORK FACILITIES

     Employee shall be provided with an office, books, technical and clerical assistance and such other facilities, supplies, equipment, and services suitable to employee's position and adequate for the performance of employees duties and pursuant to this agreement.

                       SECTION SEVENTEEN
                          TERMINATION

     A. At will employment. Employee is an "at will" employee, meaning that employee's continued employment hereunder is at the will of employer. Except as may be otherwise set forth in this agreement, the board of directors of employer may terminate this agreement and employee's hereunder at any time and for any reason, with or without cause.

     B. Termination for cause. If employer terminates this agreement for cause, all of employer's obligations to employee hereunder, including the obligation to pay employee's salary, shall immediately terminate. "Cause" for purposes of the preceding sentence shall be defined as: (i) employee's inability to provide the services to employer contemplated hereunder because of actual or threatened liability of employee under any prior non-competition agreements to which employee may be a party; (ii) employee's willful or gross misconduct of a severity, magnitude, or public nature which is reasonably expected to cause material harm to the business or reputation or employer; (iii) an act by employee constituting fraud, theft, or conviction of a felony; or (iv) such abuse of or impairment caused by any drug, alcohol, or any controlled substance which significantly affects the performance of employee. Such determination shall be made by the employer and delivered to the employee in writing, and shall be final and conclusive.

     C. Termination without cause, If employer terminates this agreement without cause, employee shall be entitled to receive, as such payments would have become due if this agreement had not been terminated, employee's unpaid base salary as provided in this agreement, for the shorter of eighteen (18) months from the date of termination or the expiration of the term to this agreement.

                        SECTION EIGHTEEN
                  EFFECT OF PARTIAL INVALIDITY

     The invalidity of any portion of this agreement will not and shall not be deemed to affect the validity of any other provision. In the event that any provision of this agreement is held to be invalid, the parties agree that the remaining provisions shall be deemed to be in full force and effect as if they had been executed by both parties subsequent to the expungement of the invalid provision.

                        SECTION NINETEEN
                         CHOICE OF LAW

     It is the intention of the parties to this agreement that this agreement and the performance under this agreement, and all suits and special proceedings under this agreement, be construed in accordance with and pursuant to the laws of the State of Utah and that, in any action, special proceeding or other proceeding that may be brought arising out of, in connection with, or by reason of this agreement, the laws of the State of Utah shall be applicable and shall govern to the exclusion of the law of any other forum, without regard to the jurisdiction in which any action or special proceeding may be instituted.

                         SECTION TWENTY
                           NO WAIVER

     The failure of either party to this agreement to insist upon the performance of any of the terms and conditions of this agreement, or the waiver of any breach of any of the terms and conditions of this agreement, shall not be construed as thereafter waiving any such terms and conditions, but the same shall continue and remain in full force and effect as if no such forbearance or waiver had occurred.


                       SECTION TWENTY-ONE
                         ATTORNEY FEES

     In the event that any action is filed in relation to this agreement, the unsuccessful party in the action shall pay to the successful party, in addition to all the sums that either party may be called on to pay as damages, a reasonable sum for the successful party's attorney's fees.

                       SECTION TWENTY-TWO
                      TERMINATION BY DEATH

     If employee dies before his employment with corporation is otherwise terminated, the payments to which employee would then have been entitled if at the date of employee's death his employment had been terminated while employee still lived, as determined under the terms of this agreement, shall be made to employee's beneficiary, and if no beneficiary survives employee, the entire amount due employee shall be paid to his estate.

                      SECTION TWENTY-THREE
                      NON-TRANSFERABILITY

     This is a personal agreement. Employee's rights under this agreement may not be sold, transferred, assigned, pledged, or hypothecated.

                      SECTION TWENTY-FOUR
                       PARAGRAPH HEADINGS

     The titles to the paragraphs of this agreement are solely for the convenience of the parties and shall not be used to explain, modify, simplify, or aid in the interpretation of the provisions of this agreement.

                      SECTION TWENTY-FIVE
                NO PRESUMPTION BASED ON DRAFTING

     Both parties hereto have participated equally in preparing this agreement with the help of legal counsel. Therefore, this agreement is not be construed more strictly against one party than the other by virtue of drafting.


     In witness whereof, each party to this agreement has caused it to be executed at 1327 N. State Street, Orem, Utah on the date indicated below.

     Dated: October 5, 1998.



/s/ David J. Bleyl
David J. Bleyl



/s/ John Hopkins
For Venturi Technologies, Inc.
Name:  John Hopkins
Title:  President